

May 9, 2012

Via E-mail
Mr. Douglas K. Thede
Executive Vice President, Finance & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

> **Re: MicroStrategy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 25

General

1.   We note your disclosure in the definitive proxy statement filed April 10, 2012, that you qualify as a "controlled company" under Rule 5615(c)(2) of the Nasdaq Marketplace Rules, which exempts you from certain corporate governance requirements. Please include a risk factor in future filings regarding your reliance on the controlled company exemption or tell us why you believe that a risk factor is not warranted. We note in this regard your related risk factor on page 37 discussing certain risks presented by the company's two classes of common stock and the control held by your Class B common stockholders.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

(d) Property and Equipment, page 76

2.   We note that your corporate owned aircraft has a 70% salvage value which is consistent with the salvage value assessed when the aircraft was purchased. We further note your disclosure on page 84 which indicates that in February 2011 your corporate owned aircraft was damaged. Please tell us whether you reassessed the salvage value in light of the damage sustained by the aircraft.

(h) Revenue Recognition, page 77

3.   We note your disclosure on page 79 indicating that you do not include price protection or similar rights in your standard license agreements. However, we further note your disclosure on page 11 which states that you provide financial incentives to your indirect channel partners to market and distribute your products. Please tell us how you reflect these incentives in your financial statements and quantify the amount of incentives provided for each year presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief